Exhibit 23.1

GOLDSTEIN & GANZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
97 CUTTERMILL ROAD
GREAT NECK, NEW YORK 11021
(516) 487-0110
FACSIMILE (516) 487-2928

Board of Directors
Juniper Group, Inc.
20283 State Road Suite 400
Boca Raton, FL 33498

We consent to the use of our report dated April 18, 2005, on page F-2 of Form 10-KSB of Juniper Group, Inc. for the year ended December 31, 2004, included herein, and to the reference to our firm under the heading “Experts” in this first amendment to the prospectus on form SB-2. Our report dated April 18, 2005, contains an explanatory paragraph that states that the company has suffered recurring losses from operations, negative cash flow and has net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ Goldstein & Ganz, CPA’s, P.C.

New York, NY
December 13, 2006